# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Replimune Group, Inc., CIK 0001737953
CUSIP: 76029N106
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 500 Unicorn Park Drive, Suite 303, Woburn, Massachusetts (MA), 01801
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001425738

## Reporting persons
- Redmile Group, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 535,818; sole dispositive power 0; shared dispositive power 535,818; aggregate amount beneficially owned 535,818 (0.7% of the class)
  Comment: Redmile Group, LLC's beneficial ownership of the Issuer's common shares ("Common Stock") is comprised of 535,818 shares of Common Stock owned by certain private investment vehicles managed by Redmile Group, LLC (collectively, the "Redmile Funds"). The reported securities may be deemed beneficially owned by Redmile Group, LLC as investment manager of such Redmile Funds. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.
  
  Percentage based on 78,055,846 shares of Common Stock outstanding as of August 4, 2025, as reported by the Issuer in its Form 10-Q for the quarterly period ended June 30, 2025 filed with the Securities and Exchange Commission on August 7, 2025 (the "Form 10-Q").
- Jeremy C. Green: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 535,818; sole dispositive power 0; shared dispositive power 535,818; aggregate amount beneficially owned 535,818 (0.7% of the class)
  Comment: Jeremy C. Green's beneficial ownership of the Common Stock is comprised of 535,818 shares of Common Stock owned by certain Redmile Funds. The reported securities may be deemed beneficially owned by Redmile Group, LLC as investment manager of such Redmile Funds. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.
  
  Percentage based on 78,055,846 shares of Common Stock outstanding as of August 4, 2025, as reported by the Issuer in the Form 10-Q.

## Item 1. Issuer
Name of issuer: Replimune Group, Inc.
Address of issuer's principal executive offices: 500 Unicorn Park Drive, Suite 303, Woburn, MA, 01801

## Item 2. Person Filing
Name of person filing:
Redmile Group, LLC
Jeremy C. Green
Address of principal business office or, if none, residence:
Redmile Group, LLC
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129

Jeremy C. Green
c/o Redmile Group, LLC (NY Office)
45 W. 27th Street, Floor 11
New York, NY 10001
Citizenship:
Redmile Group, LLC: Delaware
Jeremy C. Green: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Redmile Group, LLC - 535,818 (1)
Jeremy C. Green - 535,818 (1)
Percent of class:
Redmile Group, LLC - 0.7% (2)
Jeremy C. Green - 0.7% (2)
Sole power to vote or to direct the vote:
Redmile Group, LLC - 0
Jeremy C. Green - 0
Shared power to vote or to direct the vote:
Redmile Group, LLC - 535,818 (1)
Jeremy C. Green - 535,818 (1)
Sole power to dispose or to direct the disposition:
Redmile Group, LLC - 0
Jeremy C. Green - 0
Shared power to dispose or to direct the disposition:
Redmile Group, LLC - 535,818 (1)
Jeremy C. Green - 535,818 (1)

(1) Redmile Group, LLC's and Jeremy C. Green's beneficial ownership of the Issuer's Common Stock is comprised of 535,818 shares of Common Stock owned by the Redmile Funds. The reported securities may be deemed beneficially owned by Redmile Group, LLC as investment manager of the Redmile Funds. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(2) Percentage based on 78,055,846 shares of Common Stock outstanding as of August 4, 2025, as reported by the Issuer in the Form 10-Q.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See the response to Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Redmile Group, LLC: /s/ Jeremy C. Green, Managing Member (11/14/2025)
- Jeremy C. Green: /s/ Jeremy C. Green, Jeremy C. Green (11/14/2025)